Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
     The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

								MONTHS
						SIX MONTHS		ENDED
	YEARS ENDED DECEMBER 31,					ENDED JUNE 30,		JUNE 30,
(dollars in thousands)	2001	2002	2003	2004	2005	2005	2006	2006

Net (loss) income	$(97,566)	$(24,958)	$(22,168)	$24,219	$47,470	$27,577	$20,736	$40,629

Income tax (benefit) expense	(38,870)	(12,434)	(12,338)	11,764	35,488	19,385	15,668	31,771
Fixed charges	156,168	139,376	126,245	116,409	137,889	64,570	80,947	154,266

Earnings	19,732	101,984	91,739	152,392	220,847	111,532	117,351	226,666

Interest expense, net	114,590	94,061	77,350	64,425	80,345	36,324	50,333	94,354

Rents under leases representative of an interest factor (1/3)	41,578	45,315	48,895	51,984	57,544	28,246	30,614	59,912
Preferred dividends	0	0	0	0	0	0	0	0

Fixed charges	156,168	139,376	126,245	116,409	137,889	64,570	80,947	154,266

Ratio of earnings to fixed charges(2)	0.1x	0.7x	0.7x	1.3x	1.6x	1.7x	1.4x	.7x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2001, 2002 and 2003 and the twelve months ended June 30, 2006, earnings were insufficient to cover fixed charges by $136.4 million, $37.4 million, $34.5 million and $72.4 million, respectively.